Exhibit 18.1

March 15, 2012

Board of Directors

Keystone Consolidated Industries, Inc.

Three Lincoln Center

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240-2697

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and issued our report thereon dated March 15, 2012. Note 1 to the financial statements describes a change in accounting principle from the last in, first out (“LIFO”) method of inventory costing to the first in, first out (“FIFO”) method at the Keystone Steel and Wire segment and from the LIFO method to an average cost method at the Engineered Wire Products segment. It should be understood that the preferability of one acceptable method of accounting over another for inventory costing has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

PricewaterhouseCoopers LLP